FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE VICTORIA 3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs
500 Bourke Street, Melbourne
Victoria 3000
Australia

www.nabgroup.com

ABN 12 004 044 937
ASX Announcement

Tuesday, 21 March 2006

National Australia Bank UK staff support changes to UK pension schemes

National Australia Bank’s UK staff have supported a series of reforms to their final salary and defined contribution pension schemes.

The proposed reforms were put to a ballot of the members of the three defined benefit schemes (approximately 7000 in the Clydesdale Bank and Yorkshire Bank schemes, 800 in the National Australia Bank scheme) and the 1200 members of the defined contributions scheme. The ballot took place between 22 February – 15 March.

Changes to the defined benefits schemes were approved by:

•	Clydesdale Bank	82% in favour out of 1989 votes received
•	Yorkshire Bank	63% in favour out of 2056 votes received
•	National Australia Bank	75% in favour out of 391 votes received

In the defined contribution scheme, 92% were in favour out of 598 votes received.

Ballots were received from 56% of the members eligible to vote.

The National’s UK CEO Lynne Peacock thanked all scheme members who voted in the ballots.

“I am pleased that the majority of scheme members took the opportunity to express their views in the ballot and that a clear majority of those supported the proposed reforms. The company believes that these reforms are fair and equitable and provide a balance between the needs of scheme members and the viability of the schemes.

 “We can now move forward in accordance with the wishes of the scheme members and we look forward to working with the scheme Trustees to implement the reforms and put our pensions on a sustainable and secure footing for the future,” she said.

Key aspects of the proposed reforms to the defined benefit schemes are:

•                              all defined benefits accrued to 31 March 2006 are unaffected and the defined benefit schemes remain non-contributory.

•                              from 1 April 2006, the defined benefit schemes move to a structure known as “career average”, under which members earn “blocks” of pension every year. Rather than receiving a pension based solely on a final salary at retirement, the proposed structure builds pension benefits year-on-year based on a member’s annual salary.

•                              the National will make a one-off contribution of £100 million across its three defined benefit schemes this financial year. This contribution will reduce the deficit with no resulting material profit and loss impact. Further discussions will now be entered into with the Trustee boards on an appropriate basis to address the remaining deficit.

•                              The proforma IFRS impact of these reforms on a full year, ongoing basis, would result in a pension expense reduction of between £15 million and £20 million.

For further information in Australia contact:

Brandon Phillips	Hany Messieh
Group Manager, External Relations	Head of Investor Relations
T +61 (0) 3 8641 3857	T +61 (0) 3 8641 2312
M +61 (0) 419 369 058	M +61 (0) 414 446 876

Kim Lovely

External Relations Manager

T  +61 (0) 3 8641 4982

M  +61 (0) 406 035 243

For further information in the UK contact:

Tim Pie

UK Media Relations

T  +44 (0) 207 710 2146

M  +44 (0) 7900 151 654

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 21 March 2006	Name: Brendan T Case
Title: Associate Company Secretary